# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DUET Acquisition Corp., CIK 0001890671
CUSIP: 26431Q106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: V03-11-02, Designer Office, V03, Lingkaran SV, Sunway Velocity, Kuala Lumpur, Malaysia (N8), 55100
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001758720

## Reporting persons
- Walleye Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DUET Acquisition Corp.
Address of issuer's principal executive offices: V03-11-02, Designer Office, V03, Lingkaran SV, Sunway Velocity, Kuala Lumpur, Malaysia, 55100

## Item 2. Person Filing
Name of person filing: Walleye Capital LLC, a Minnesota limited liability company (the "Reporting Person")
Address of principal business office or, if none, residence:
315 Park Ave. South
New York, NY 10010
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Information with respect to the Reporting Person's ownership of the Class A Common Stock, par value $0.0001 per share, as of March 31, 2025 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Walleye Capital LLC: /s/ Thomas L. Wynn IV, Thomas L. Wynn IV, Global Chief Compliance Officer (05/15/2025)